SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Annual General Shareholders’ Meeting of Telefónica	1

	• Official Calling and Agenda

	• Full text of the proposals to be submitted for approval

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., in accordance with the provisions of article 228 of the Securities Market Act, hereby issues the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the Recintos Feriales de IFEMA (Feria de Madrid) del Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 3, at 12:00 p.m., on June 9, 2017 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on June 8, 2017 at the same place and time.

To this end, the following documents are hereby enclosed to this report:

•	Full text of the official calling.

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

These proposals, together with the additional information (detailed in the official calling) are available to shareholders, for examination, at the Company’s registered office so that they can exercise their right of information. Additionally, these documents are accessible on-line via the Company’s website: www.telefonica.com.

Madrid, May 4, 2017.

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A.

Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the Recintos Feriales of IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 3, at 12:00 p.m. on June 9, 2017 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on June 8, 2017 at the same place and time, in order to deliberate and decide upon the matters included in the following

AGENDA

I.	Results and management of the Board of Directors of Telefónica, S.A. during fiscal year 2016.

I.1	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and of its Consolidated Group of Companies for fiscal year 2016.

I.2	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2016.

II.	Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2016.

III.	Re-election, ratification and appointment of Directors, if applicable.

III.1	Re-election of Mr. José María Álvarez-Pallete López as executive Director.

III.2	Re-election of Mr. Ignacio Moreno Martínez as proprietary Director.

III.3	Ratification and appointment of Mr. Francisco Riberas Mera as independent Director.

III.4	Ratification and appointment of Ms. Carmen García de Andrés as independent Director.

IV.	Establishment of the number of members of the Board of Directors at seventeen.

V.	Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves.

VI.	Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred stock, in all cases be they simple, exchangeable and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. Authorization to guarantee issuances by companies of the Group.

VII.	Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

VIII.	Consultative vote on the 2016 Annual Report on Directors’ Remuneration.

SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING

Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items on the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposed resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the General Secretary and Secretary of the Board of Directors) within five days of the publication of this call to meeting. In addition, and as provided in Section 519 of the Companies Act, shareholders representing at least three percent of the share capital may, within five days following publication of this notice of call, submit well-founded proposed resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION

In connection with Items I, II, III, VI, and VIII on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

•	Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2016.

•	Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2016.

•	Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2016.

•	Reports of the Board of Directors regarding the proposed re-election, ratification and appointment of Directors, if applicable, referred to in item III of the Agenda, which includes the full text of the proposals, the curriculum vitae of the candidates for re-election, ratification or appointment, their status, as well as the reasoned proposals of the Nominating, Compensation and Corporate Governance Committee.

•	Report of the Board of Directors regarding the proposed delegation to the Board of Directors of the power to issue securities to in item VI of the Agenda, which includes the full text of the proposal.

•	The Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item VIII of the Agenda.

Pursuant to Sections 197 and 520 of the Companies Act, the shareholders may, until the fifth day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, postal code 28013, to the attention of the Office of the Shareholder (Oficina del Accionista), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since May 12, 2016, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Auditor’s reports mentioned above.

Independently of the right to receive information referred to above, as from the date of publication of the notice of call to meeting, the following documents and information, among others, may be viewed on the Company’s corporate website (www.telefonica.com) and in the WebApp (http://telefonica.com/meeting) if accessing though mobile devices:

•	This announcement of the call to meeting.

•	The total number of shares and voting rights on the date of the call to meeting.

•	The Individual Annual Accounts, the Management Report and the Auditor’s Report for fiscal year 2016, as well as the Consolidated Annual Accounts, the Management Report of the Group and the Auditor’s Report for the same fiscal year.

•	The full text of the resolutions proposed regarding each of the items on the Agenda, as well as, in connection with items III and VI, the respective Reports of the Board of Directors, and in connection with item III, the Reports of the Nominating, Compensation and Corporate Governance Committee.

•	The form of proxy-granting or distance voting card.

•	The Annual Report on the Remuneration of Directors of Telefónica, S.A.

•	The Annual Corporate Governance Report for fiscal year 2016.

•	The current text of the By-Laws.

•	The current text of the Regulations for the General Shareholders’ Meeting.

•	The current text of the Regulations of the Board of Directors.

•	The Auditor’s independence Report.

•	The Audit and Control Committee Performance Report and the Nominating, Compensation and Corporate Governance Committee Performance Report.

•	Audit and Control Committee Report for related-party transactions.

•	Corporate Social Responsibility Policy Report.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), or by any other means allowed under applicable law.

Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Where no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting.

If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, that are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation, such that they reach the required number of shares, and grant a written proxy to one of such shareholders.

PROXY-GRANTING AND VOTING BY MEANS OF LONG-DISTANCE COMMUNICATION

Pursuant to Articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights by means of long-distance communication shall be governed by the following provisions:

1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means.

Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the General Shareholders’ Meeting must access the “2017 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means” section available on the Company’s corporate website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein.

To such end, shareholders must provide evidence of their identity on the software provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, or (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Act 59/2003, of December 19, issued by the Spanish Public Certification Body (CERES), a division of the Fábrica Nacional de Moneda y Timbre (Spanish Royal Mint). The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the vote and of the proxy-granting.

2.- Proxy-granting or voting prior to the General Shareholders’ Meeting by postal correspondence.

Shareholders wishing to grant a proxy or to cast their vote by postal correspondence may complete and sign the proxy-granting or distance voting card prepared by the Company and send it to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

Also, the shareholder may grant a proxy or vote through cards issued by depositories. In this case, the shareholder must complete the items relating to the proxy-granting or distance voting, if any, in the card issued by the depositary, and send it by postal correspondence to the Company, to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers, evidencing the authority of the individual signing the proxy-granting or distance voting card in the name of the legal entity.

If a proxy is granted to a person other than one of the members of the Board of Directors, a copy of the proxy-granting card must be sent to the proxy-holder for delivery at the entry doors to the premises on the day of the General Shareholders’ Meeting.

Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Office of the Shareholder (phone no.: 900 111 004) before midnight on June 5, 2017.

Shareholders may obtain the Company’s proxy-granting or distance voting card by downloading and printing it from the Website, by picking it up at the registered office of the Company, or by requesting the Office of the Shareholder (telephone 900 111 004 / mail accion.telefonica@telefonica.com) to send them without charge.

3.- Provisions common to the exercise of proxy-granting or voting rights by means of long-distance communication.

a)	Deadline for receipt by the Company and verification of shareholder status.

In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by means of long-distance communication (whether by electronic means or by postal correspondence) must be received by the Company before midnight on June 5, 2017.

The proxy or distance vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by means of long-distance communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.

In the event of co-ownership of shares, the person granting the proxy or the vote from a distance shall be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)	Rules of priority between proxy-granting and voting by means of long-distance communication and attendance at the General Shareholders’ Meeting.

Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by means of long-distance communication (whether by electronic means or by postal correspondence), shall render the proxy or the vote null and void.

In the event that a shareholder grants several proxies or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted any of the proxies or cast any of the votes is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail.

c)	Suspension of electronic systems / Interconnection failures.

The Company reserves the right to modify, suspend, cancel or limit electronic voting or proxy-granting mechanisms whenever technical or security reasons require it or make it advisable. If any of such instances occurs, it will be announced on the Company’s corporate website. All of the foregoing is without prejudice to the validity of the votes already cast and the proxies already granted and to shareholders’ attendance and proxy representation rights.

The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of electronic voting or proxy-granting mechanisms. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights.

d)	Other matters.

Both proxies granted and votes cast by means of long-distance communication shall be rendered void by the disposal of the shares that the Company becomes aware of.

ELECTRONIC SHAREHOLDERS’ FORUM

Pursuant to the provisions of Section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders’ Meeting is held, Telefónica, S.A. has enabled an Electronic Shareholders’ Forum on the Company’s corporate website (www.telefonica.com), which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create.

Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law, and proxy offers or solicitations.

The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held.

Instructions for access to and use of the Forum may be found in the “2017 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section.

PARTICIPATION OF A NOTARY AT THE MEETING

The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.

DATA PROTECTION

The personal data sent by the shareholders to the Company to exercise their rights to attend, grant proxies and vote at the General Shareholders’ Meeting, or the personal data provided for such purpose by the entities that are the depositaries of the shares held by such shareholders, shall be used by Telefónica, S.A. to manage the development, compliance with and control of the shareholding relationship. Such data shall be provided to the Notary Public exclusively in connection with the preparation of the notarized minutes of the General Shareholders’ Meeting.

Furthermore, pursuant to the Personal Data Protection Act, Organic Law 15/1999, of December 13, the data received will be kept in a file for which Telefónica, S.A. is responsible, and the purpose of which is to send shareholders information relating to their investment inherent to their status as shareholders of the Company, and the development, management and control of the exercise of their rights as shareholders, along with facilitating communication between shareholders on occasion of the General Shareholders’ Meeting. Shareholders may object to such processing at any time (for which purposes they may call the toll-free number 900 111 004).

The rights of access, correction, cancellation and challenge may be exercised by the owner of the personal data, who must provide evidence of the owner’s identity, by letter addressed to the Office of the Shareholder of Telefónica, S.A., Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid.

If the shareholder includes personal data of other individuals on the proxy-granting or distance voting card, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper communication of the personal data to the Company, without the Company having to take any other additional action in terms of information or consent.

Shareholders (and their proxies, if any) must use any personal data of any individual that the Company may have made available to them on the occasion of the exercise of their rights to receive information, to attend, to grant a proxy and to vote at the General Shareholders’ Meeting only in order to exercise such rights.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S SHAREHOLDERS OFFICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN EMAIL TO accion.telefonica@telefonica.com.

Madrid, May 4, 2017

General Secretary and Secretary of the Board

2017 General Shareholders’ Meeting of

Telefónica, S.A.

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

OF TELEFÓNICA S.A. - 2017 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

June 8-9, 2017

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Results and management of the Board of Directors of Telefónica, S.A. during fiscal year 2016.

I.1	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2016.

To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2016 (ended on December 31, 2016), as finalized by the Board of Directors at its meeting of February 22, 2017.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2016 discloses assets, liabilities and shareholders’ equity in the amount of 83,260 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 24 million euros.

In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2016 discloses assets, liabilities, and shareholders’ equity in the amount of 123,641 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 2,369 million euros.

I.2	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2016.

To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2016.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	2 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2016.

To approve the following Proposal for the Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2016:

To allocate the profits posted by Telefónica, S.A. in fiscal year 2016, in the amount of 24,330,134.27 euros, as follows:

•	2,433,013.43 euros (10% of the profit for the fiscal year) to the Legal Reserve.

•	21,897,120.84 to Discretionary Reserves.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	3 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item III on the Agenda: Re-election, ratification and appointment of Directors, if applicable.

III.1	To re-elect Mr. José María Álvarez-Pallete López as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of executive Director.

III.2	To re-elect Mr. Ignacio Moreno Martínez as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

III.3	To ratify Mr. Francisco Riberas Mera interim appointment as Director by resolution of the Board of Directors at its meeting held on May 4, 2017, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

III.4	To ratify Ms. Carmen García de Andrés interim appointment as Director by resolution of the Board of Directors at its meeting held on May 4, 2017, and to appoint her as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Directors to fill vacancies, if any, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	4 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item IV on the Agenda: Establishment of the number of members of the Board of Directors at seventeen.

In accordance with the provisions of article 29 of the Corporate Bylaws, to establish the number of members of the Board of Directors at seventeen, or at the relevant number pursuant to the resolutions adopted under item III on the agenda.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	5 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item V on the Agenda: Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves.

To approve a distribution of cash dividends with a charge to unrestricted reserves through the payment during 2017 of the fixed amount of 0.40 euro, paid in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following dates of payment:

•	The first payment of 0.20 euro in cash per share will be made on June 16, 2017 through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

•	The second payment of 0.20 euro in cash per share will be made on December 14, 2017, through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	6 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VI on the Agenda: Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred stock, in all cases be they simple, exchangeable, and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. Authorization to guarantee issuances by companies of the Group.

To delegate to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of sections 285, 297 and 511 of the Companies Act (Ley de Sociedades de Capital) and 319 of the Regulations of the Commercial Registry, (Reglamento del Registro Mercantil), and article 15 of the By-Laws, the power to issue, on one or more occasions, debentures, bonds, notes and other similar fixed-income securities or debt instruments (including warrants) or hybrid instruments (including, among others, preferred shares), that may be convertible into and/or exchangeable for shares, and/or giving the holders thereof a share in the earnings of the company, and to guarantee the issuance thereof, all in accordance with the following conditions:

1.	The aforementioned securities may be issued on one or more occasions, at any time, within a maximum term of five years as from the date of approval of this resolution.

2.	The securities issued may be debentures, bonds, notes and other fixed-income securities or similar debt instruments, or hybrid instruments in any of the forms permitted by law (including, among others, preferred shares), both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company and/or giving the holders thereof a share in the earnings of the Company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares, whether newly issued or already outstanding, and which may be paid for by physical delivery or by set-off.

3.	The maximum total amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

4.

The delegation shall include the power to establish the different aspects and terms and conditions of each issuance. It shall fall upon the Board of Directors to determine, without limitation and for each issuance: (i) the amount thereof (observing the applicable quantitative limit): (ii) the number of securities and their nominal value; (iii) the law governing the issuance; (iv) place of issue -

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	7 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

whether in Spain or abroad-; (v) currency, and if in foreign currency, the equivalent thereof in euros; (vi) the class of securities, whether notes, bonds, debentures or any other security permitted by Law, including subordinated securities; (vii) the issue date or dates; (viii) interest rate; (ix) procedures and dates of coupon payment; (x) whether they are repayable or not (including, if applicable, the possibility of repayment by the issuer) and, if appropriate, the periods and events of repayment) (in whole or in part), whether the securities are perpetual or maturing on a specific date and, in the latter case, the due date; (xi) whether the securities are mandatorily or voluntarily convertible and/or exchangeable, including on a contingent basis, and if voluntarily convertible, at the option of the holder of the securities or of the issuer, and if they are exchangeable and not convertible, whether mandatorily or voluntarily and at the option of the holder or of the issuer; (xii) guarantees, type of reimbursement and lots and premiums; (xiii) representation, whether by certificates (registered or bearer) or book entries; (xiv) pre-emptive right, if applicable, and subscription system; (xv) if appropriate, make application for listing on Spanish or foreign, official or unofficial, organized or not, or other secondary markets of the securities issued, complying with the requirements of applicable law in each case; (xvi) if appropriate, anti-dilution mechanisms and conversion price adjustments; (xvii) in general, any other condition of the issuance; (xviii) where applicable, appoint the security-holders’ syndicate representative (comisario) or the person or entity that is to represent the holders of the securities and approve the basic rules that are to govern the legal relations between the Company and the syndicate or collective organization mechanism of the holders of the securities issued that may be in place, if appropriate.

The Board of Directors is further empowered, subject to receipt of the required authorizations and consents, to amend the repayment conditions of the securities, their term, interest rate and, in general, any of the conditions of the issuances made in reliance on this authorization.

5.	In the event that convertible and/or exchangeable securities are issued, it is resolved to establish the following criteria for the determination of the basis and terms of the conversion and/or exchange:

a)	securities issued under this resolution may be convertible into new shares of the Company and/or exchangeable for outstanding shares of the Company, of any of the companies of its Group or of any other company in accordance with the conversion and/or fixed or variable exchange ratio (whether determined or determinable), with the Board of Directors having the power to decide whether they are convertible and/or exchangeable, as well as to determine whether they are subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and if voluntary, at the option of the holder thereof or the issuer, with the frequency and for the maximum period established in the resolution approving the issuance.

b)

The conversion and/or exchange ratio shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange ratio determined in the

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

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Board of Directors’ resolution, or at such exchange ratio as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any case, the price of the shares for purposes of the conversion and/or exchange, subject to the anti-dilution adjustments, may not be less than the arithmetic mean of the closing prices, the weighted average price or another benchmark price of the shares of the Company on the Spanish Continuous Market during the period to be determined by the Board of Directors, which may not be more than three months or less than one day prior to (i) the date of the holding of the Board of Directors’ meeting at which the Board approves the issuance of the securities in the exercise of the powers delegated hereby, or (ii) specific dates between the announcement of the issuance and the disbursement of the securities by subscribers (both inclusive). A premium or discount on such price per share may also be established, but if there is a discount on the price per share, it may not be greater than 25% of the value of the shares used as the benchmark in accordance with the provisions above. In the event of an exchange for shares of another company (whether or not belonging to the Group) the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

c)	Notwithstanding the provisions of paragraph b) above, the issuance of securities may be approved with a variable conversion and/or exchange ratio. In this case, the price of the shares for purposes of the conversion and/or exchange will be the arithmetic mean of the closing prices, the weighted average price, or other benchmark price of the shares of the Company on the Spanish Continuous Market during a period to be determined by the Board of Directors, which shall not be more than three months nor less than one day prior to the date of conversion and/or exchange, with a premium or, if appropriate, a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%.

Notwithstanding the foregoing, limits on the minimum and/or maximum benchmark price of the shares may be established for purposes of the conversion and/or exchange thereof upon terms decided by the Board. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

d)	Pursuant to the provisions of Section 415 of the Companies Act, debentures may not be converted into shares if the nominal value of such

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debentures is less than the value of such shares. In addition, convertible debentures may not be issued in an amount that is less than the nominal value.

e)	Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of securities being converted and/or exchanged shall be rounded downward by default to the immediately lower integer, and each holder shall receive, in cash, the difference that may arise in such instance.

f)	When approving an issuance of convertible and/or exchangeable securities in reliance on the authorization set forth in this resolution, the Board of Directors shall issue a Directors’ report elaborating on and specifying, on the basis of the standards described above, the terms and conditions of the conversion that are specifically applicable to the above-mentioned issuance. Such report shall be accompanied by the corresponding report of the independent expert mentioned in Section 414 of the Companies Act.

6.	In any event, this delegation of powers to issue convertible and/or exchangeable securities shall include:

a)	The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible securities and any other capital increases it may have resolved to effect pursuant to authorizations granted by the shareholders at General Shareholders’ Meetings, does not exceed the limit of one-half of the amount of the share capital established in Section 297.1 b) of the Companies Act, or 20% of such total amount of share capital if the issuance of the convertible securities excludes the pre-emptive rights of the shareholders, all in accordance with the authorization granted by the shareholders at a General Shareholders’ Meeting that is in effect on the date of the resolution to increase share capital and without such provisions in any way affecting the application of any anti-dilution adjustments, when such adjustments are appropriate. This authorization to increase capital includes the power to issue and float, on one or more occasions, the shares required to carry out the conversion, as well as the power to amend the article of the By-Laws relating to the amount of share capital.

b)

The power to completely or partially exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic and international markets, to use bookbuilding techniques, to facilitate the acquisition by the Company of assets that are appropriate to further the achievement of the object of the company or whenever otherwise warranted for reasons of corporate interest. In the event that the Board decides to exclude the pre-emptive right of the shareholders in connection with a specific issuance of convertible securities that it may decide to effect in reliance on this authorization, it will, upon approving the issuance, formalize a report describing the specific reasons of corporate interest that

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warrant such measure, which will be the subject of a corresponding report by an independent expert appointed for such purpose by the Commercial Registry, all in accordance with section 417.2 a) and b) of the Companies Act. Both reports shall be made available to the shareholders and reported to the shareholders at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance, and shall also be immediately posted on the Company’s website.

c)	The power to elaborate on the terms and conditions of the conversion and/or exchange established in section 5 above and, in particular, the power to determine the time of conversion and/or exchange, which may be limited to a pre-established period, the circumstance of whether the securities are subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and, if voluntary, at the option of the holder of the securities or the issuer, the manner in which holders of the securities are to be paid (by means of conversion, exchange, or even a combination of both methods, which may be selected by the issuer at the time of execution) and, in general, all terms and conditions that may be necessary or appropriate for the issuance.

7.	As long as the conversion into and/or exchange for shares of the convertible and/or exchangeable securities issued in exercise of the powers delegated hereby is possible, the holders thereof shall have all the rights afforded them by applicable legal provisions.

8.	Convertible warrants: The rules set forth in the preceding paragraphs shall apply, mutatis mutandis, in the case of issuance of warrants or other similar securities that may give the right to directly or indirectly subscribe newly-issued or existing shares, with the delegation including the broadest powers and with the same scope as those included in the numbers above, to decide all matters that it deems appropriate with respect to such class of securities.

9.	Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or not, or other secondary markets of the debentures, bonds and other securities issued pursuant to this delegation of powers, and the Board is authorized to conduct all formalities and take all actions that may be necessary for admission to listing before the appropriate authorities of the various Spanish or foreign securities markets.

It is expressly stated for the record that if application is subsequently made for delisting the securities issued pursuant to this delegation of powers, such delisting shall be effected in compliance with the same formalities as for the application for listing to the extent applicable, and in such case, the interests of the shareholders or debenture-holders opposing or not voting on the resolution shall be safeguarded in compliance with the requirements set out in the Companies Act and related provisions, all of the foregoing pursuant to the provisions of the Securities Market Act (Ley del Mercado de Valores) and the provisions in implementation thereof. It is also expressly stated that the Company submits to the rules now existing or that may hereafter be issued regarding the Stock Exchanges, especially regarding trading, maintenance of the listing and de-listing.

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10.	The Board of Directors is authorized to guarantee, on behalf of the Company, the issuance of the securities mentioned in section 2 above issued by the Companies belonging to its Group of Companies. This authorization will remain in effect for a period of five years as from the date of this resolution.

11.	At the successive General Shareholders’ Meetings held by the Company, reports shall be made to the shareholders on the use, if any, made to that date of the delegation of powers to which this resolution refers.

12.	The Board of Directors is hereby authorized to, in turn, delegate to the Executive Commission (pursuant to the provisions of Section 249 bis I) of the Companies Act) the powers delegated in this resolution.

13.	The delegation of powers to issue securities granted by the shareholders at the General Shareholders’ Meeting held by the Company on May 30, 2014 is hereby deprived of effect to the extent of the unused amount

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

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Proposal regarding Item VII on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Secretary of the Board of Directors and the Vice Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any powers of attorney to convert existing resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry (Registro Mercantil) or any other public registry, as well as to deposit the accounts of the Company and its Group.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

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Proposal regarding Item VIII on the Agenda: Consultative vote on the 2016 Annual Report on Directors’ Remuneration.

To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2016.

It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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Date: May 4, 2017	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors